August 31, 2009

Jeffrey M. Schweitzer
Chief Financial Officer
Univest Corporation of Pennsylvania
14 North Main Street
Souderton, Pennsylvania 18964

Re: Univest Corporation of Pennsylvania
**   Form 10-K for December 31, 2008**
**   File Number 0-7617**

Dear Mr. Schweitzer:

We have reviewed the above referenced filing and related materials and have the following comments. Please note that our accounting staff has given a full review to these materials and has no comment. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Signatures, page 95

1.   Please note that the person serving in the capacity of principal accounting officer must be identified. See Instruction D to Form 10-K.

Schedule 14A

Election of Directors and Alternate Directors, page 2

2.   In future proxy statements, please explain what are the functions and responsibilities of alternate directors, and how those functions and responsibilities differ from the functions and responsibilities of directors.

Executive Compensation, page 10

3.   In future filings please revise to explain in specific terms how your compensation methodology resulted in the actual compensation earned in the prior year, including between cash, stock or other form of payment for each area of compensation. Note that this applies for any level of compensation. Please refer to Item 402(b)(1)(v) of Regulation S-K.

4.   It appears that you are using targets to award compensation. In future filings please provide the actual targets and the company's performance, even if no compensation was awarded. If you believe that disclosure of the historical targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Summary Compensation Table, page 17

5.   If not otherwise clear, please expand your footnote disclosure to explain the values presented. For example, if some of the prior year compensation relates to compensation two years past, this should be explained, with quantification.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By FAX: Jeffrey M. Schweitzer
         Fax number 215-721-2408